UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

OXFORD IMMUNOTEC GLOBAL PLC

(Name of Issuer)

Ordinary Shares, par value £0.006705 per share

(Title of Class of Securities)

G6855A103

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6855A103	SCHEDULE 13D

1. NAME OF REPORTING PERSON: Magnetar Financial LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,983,076
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,983,076
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,076
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75%
14. TYPE OF REPORTING PERSON IA; OO

CUSIP No. G6855A103	SCHEDULE 13D

1. NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,983,076
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,983,076
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,076
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. G6855A103	SCHEDULE 13D

1. NAME OF REPORTING PERSON: Supernova Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,983,076
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,983,076
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,076
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. G6855A103	SCHEDULE 13D

1. NAME OF REPORTING PERSON: Alec N. Litowitz
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,983,076
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,983,076
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,076
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.75%
14. TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

ITEM 1.                                                SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value £0.006705 (the “Shares”), of Oxford Immunotec Global PLC, a company incorporated in England and Wales (the “Company”).  The principal executive offices of the Company is 94C Innovation Drive, Milton Park, Abingdon OX14 4RZ, United Kindgom.

ITEM 2.                                                IDENTITY AND BACKGROUND

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,983,076 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $43,433,548 (excluding commissions and other execution-related costs).

ITEM 4.                                                PURPOSE OF TRANSACTION

The Reporting Persons acquired the 1,983,076 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on January 7, 2021 that 25,575,571 Shares were issued and outstanding as of January 5, 2021.

(a)                                 As of the close of business January 27, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,983,076 Shares, which consisted of (i) 761,833 Shares held for the benefit of PRA Master Fund, (ii)   1,027,907 Shares held for the benefit of Constellation Fund; and (iii) 193,336 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 7.75% of the Shares.

(b)                                 As of the close of business January 27, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,983,076 Shares, which consisted of (i) 761,833 Shares held for the benefit of PRA Master Fund, (ii)   1,027,907 Shares held for the benefit of Constellation Fund; and (iii) 193,336 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 7.75% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on January 7, 2021:

On January 7, 2021, Oxford Immunotec Global PLC, a public limited company incorporated in England and Wales (the “Company”), entered into an Implementation Agreement (the “Implementation Agreement”) by and among the Company, Bidder, a Massachusetts corporation (“Bidder”), and Bidco, a private limited company incorporated in England and Wales and a wholly-owned subsidiary of Bidder (“Bidco”). Pursuant to the terms of the Implementation Agreement, Bidco has agreed to acquire the entire issued and to be issued share capital of the Company, par value £0.006705 per share (excluding any treasury shares (within the meaning of the Companies Act 2006, as amended, enacted under the laws of England and Wales (the “Companies Act 2006”))) (the “Scheme Shares”), for US$22.00 in cash per share (the “Consideration”). Under the terms of the Implementation Agreement, which has been unanimously approved by each of the Company’s and Bidder’s respective board of directors, the acquisition (the “Acquisition”) will be implemented by means of a scheme of arrangement to be undertaken by the Company under Part 26 of the Companies Act 2006 (the “Scheme”). Bidder and Bidco reserve the right under the Implementation Agreement to effect the Acquisition by way of a takeover offer, subject to the terms of the Implementation Agreement.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 29, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2021

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
1/7/2021	1,039,532	21.90784	(3)
1/8/2021	87,361	21.92116	(4)
1/14/2021	980	21.92872	(5)
1/19/2021	39,600	21.92884	(6)
1/20/2021	324,603	21.89694	(7)
1/21/2021	84,266	21.88492	(8)
1/22/2021	51,100	21.89843	(9)
1/25/2021	103,800	21.89566	(10)
1/26/2021	176,406	21.89740	(11)
1/27/2021	75,428	21.85051	(12)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $21.90784 per share, at prices ranging from $21.80 to $21.94 per share.

(4) Reflects a weighted average purchase price of $21.92116 per share, at prices ranging from $21.88 to $21.94 per share.

(5) Reflects a weighted average purchase price of $21.92872 per share, at prices ranging from $21.92 to $21.93 per share.

(6) Reflects a weighted average purchase price of $21.92884 per share, at prices ranging from $21.91 to $21.93 per share.

(7) Reflects a weighted average purchase price of $21.89694 per share, at prices ranging from $21.85 to $21.93 per share.

(8) Reflects a weighted average purchase price of $21.88492 per share, at prices ranging from $21.87 to $21.93 per share.

(9) Reflects a weighted average purchase price of $21.89843 per share, at prices ranging from $21.87 to $21.93 per share.

(10) Reflects a weighted average purchase price of $21.89566 per share, at prices ranging from $21.88 to $21.93 per share.

(11) Reflects a weighted average purchase price of $21.89740 per share, at prices ranging from $21.88 to $21.93 per share.

(12) Reflects a weighted average purchase price of $21.85051 per share, at prices ranging from $21.82 to $21.91 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 29, 2021, among the Reporting Persons.